Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors

SERENA Software, Inc.:

We consent to the use of our reports dated February 18, 2003, with respect to the consolidated balance sheets of SERENA Software, Inc. and subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2003, and the related financial statement schedule, incorporated by reference and included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our reports dated February 18, 2003, contain an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective February 1, 2002.

/s/    KPMG LLP

Mountain View, California

April 1, 2004